Shearman & Sterling LLP
599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

WRITER'S EMAIL ADDRESS:
john.reiss@shearman.com
July 31, 2009

VIA EDGAR Kimberly Browning Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re: Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
(File Nos. 333-149979 and 811-21190)

Dear Ms. Browning:
On behalf of the aforementioned registrant (the “Company”), we filed today Post-Effective Amendment Nos. 3 and 22 (under the Securities Act of 1933 and the Investment Company Act of 1940, respectively) to the Company’s Registration Statement on Form N-2 (listed as an EDGAR POS-8C filing).  The currently effective Registration Statement expires on July 31, 2009; therefore, it is important that this amendment be declared effective immediately.

This amendment of the Company’s previous Registration Statement, filed on Form N-2 as an EDGAR POS-8C filing on June 23, 2009, is being filed in response to SEC comments provided to us over the phone by Richard Pfordte.

Please do not hesitate to call us with any questions or concerns; I can be reached at (212) 848-7669 and Nathan Greene can be reached at (212) 848-4668.

Very truly yours,

/s/ John D. Reiss
    John D. Reiss

Cc: Richard Pfordte, SEC